Exhibit A

Husky Energy Announces 2015 First Quarter Dividend

Calgary, Alberta (May 6, 2015) – The Board of Directors of Husky Energy has declared a quarterly dividend of $0.30 (Canadian) per share on its common shares for the three-month period ended March 31, 2015. The dividend will be payable on July 2, 2015 to shareholders of record at the close of business on June 5, 2015.

A regular quarterly dividend payment on the 4.45 percent Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) will be paid for the period April 1, 2015 to June 30, 2015. The dividend of $0.27813 per Series 1 Preferred Share will be payable on June 30, 2015 to holders of record at the close of business on June 5, 2015.

A regular quarterly dividend payment on the 4.50 percent Cumulative Redeemable Preferred Shares, Series 3 (the “Series 3 Preferred Shares”) will be paid for the period April 1, 2015 to June 30, 2015. The dividend of $0.28125 per Series 3 Preferred Share will be payable on June 30, 2015 to holders of record at the close of business on June 5, 2015.

The initial quarterly dividend payment on the 4.50 percent Cumulative Redeemable Preferred Shares, Series 5 (the “Series 5 Preferred Shares”) will be paid for the period March 12, 2015 to June 30, 2015. The dividend of $0.3390 per Series 5 Preferred Share will be payable on June 30, 2015 to holders of record at the close of business on June 5, 2015.

For those holders of common shares who have not already done so and would like to accept to receive dividends in the form of common shares, they should inform Husky’s transfer agent, Computershare, via written notice in prescribed form on or before May 28, 2015. A link to an electronic copy of the Stock Dividend Confirmation Notice is available at www.investorcentre.com/husky

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its shares are publicly traded on the Toronto Stock Exchange under the symbols HSE, HSE.PR.A, HSE.PR.C and HSE.PR.E. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries:	Media Inquiries:

Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602